August 23, 2011
Via Email & U.S. Mail
Linda Cvrkel, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Form 10-KSB December 31, 2010
File No. 001-32583
Dear Ms. Cvrkel:
We have received your letter request of August 19, 2011. We are requesting time in addition to the stated ten days to provide an adequate and accurate response. To properly research the response and present to and receive any input from our independent registered public accounting firm, we will need an additional two weeks to provide the response, or until Monday, September 12, 2011.
The substantive response will contain the required acknowledgements and disclaimers set forth in your letter. Please let me know if the additional time is approved. You can reach me at (702) 221-7800 or (435) 655-5720 (cell), or by e-mail at mmiller@fullhouseresorts.com.
Respectfully yours,
/s/ Mark J. Miller
Mark J. Miller
Chief Financial Officer/Chief Operating Officer